EXHIBIT 99.1

Kim Ignatius Appointed Executive Vice President of TeliaSonera AB

STOCKHOLM, Sweden, July 28, 2004 (PRIMEZONE) -- TeliaSonera's Board of Directors has appointed Kim Ignatius Executive Vice President of TeliaSonera AB. He will remain in his present position as Chief Financial Officer of the TeliaSonera Group.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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The following files are available for download:

http://www.waymaker.net/bitonline/2004/07/28/20040728BIT00050/wkr0001.pdf

CONTACT:  TeliaSonera's Press Office
          +46-(0)8-713 58 30